United Components Inc
Ratio of EBITDA to interest expense
Exhibit 12.2
(In thousands)	Six Months				Three Months

				Proforma				Proforma
	6 mo. Ended	January 1, 2003 -	June 21, 2003	6 mo. Ended	3 mo. Ended	April 1, 2003 -	June 21, 2003	Year ended
	June 30, 2002	June 20, 2003	June 30, 2003	June 30, 2003	June 30, 2002	June 20, 2003	June 30, 2003	Dec. 31, 2002

EBITDA				8,623				102,394

Interest expense				25,919				49,043

Ratio of EBITDA to interest expense				0.3				2.1